UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of December, 2005
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated December 2, 2005	3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2005	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco To Acquire Canadian Nuclear Fuel Fabricator
Saskatoon, Saskatchewan, Canada, December 2, 2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Cameco Corporation announced today it has reached an agreement to acquire a 100% interest in Zircatec Precision Industries, Inc. for approximately $108 million, including closing adjustments. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors.
Cameco anticipates the agreement will close by early February 2006 after a number of agreement conditions are met including third-party and regulatory approvals. The company plans to use cash to fund this acquisition that is expected to be moderately accretive to cash flow and earnings in 2006, assuming there is no significant change to existing revenue and costs.
“This agreement will provide us the opportunity to participate in one more step in the nuclear fuel cycle consistent with our plans to grow in the nuclear energy business,” said Jerry Grandey, Cameco’s president and CEO. Cameco’s Port Hope conversion facility currently provides all the uranium products that Zircatec uses to produce fuel bundles.
In Port Hope, Ontario, Zircatec operates a facility that is licensed to handle uranium materials. The plant presses uranium dioxide powder into pellets that are loaded into tubes and then assembled into fuel bundles. These bundles are ready to insert into the reactor core as fuel to generate clean electricity. Zircatec is a supplier of fuel fabrication services to Candu style reactors, with sales to Bruce Power currently representing a substantial portion of Zircatec’s business. The plant’s capacity is 1,200 tonnes of uranium fuel annually.
In Cobourg, Ontario, Zircatec also operates a facility where the primary product is zirconium tubing that is an integral part of fuel bundles used by nuclear reactors. The plant also produces titanium alloy tubing and manufactures various Candu reactor components and monitoring equipment.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance, disruption in the operation of, and life of the company’s and customer’s facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; terrorism; sabotage; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Investor & media inquiries:	Alice Wong	(306) 956-6337

Media inquiries:	Lyle Krahn	(306) 956-6316
A backgrounder to this news release is available on Cameco’s Web site at www.cameco.com